Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR
Unless otherwise indicated, the following information is given as at June 14, 2016 and all amounts in dollars refer to Canadian currency, unless stated otherwise.
SOLICITATION OF PROXIES BY MANAGEMENT
This management information circular (this "Circular") is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the "Corporation" or "Acasti") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec, H3A 1E9, Canada, on July 12, 2016 at 10:30 a.m., and any adjournment thereof for the purposes set out in the accompanying notice of Meeting (the "Notice of Meeting"). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are directors of the Corporation ("Directors") or officers of the Corporation. Each Shareholder who is entitled to vote at the Meeting is entitled to appoint a person, who need not be a Shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or, by a registered Shareholder, with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.
A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or, by a registered Shareholder, with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.
In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or, by a registered Shareholder, with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the Meeting and voting his or her shares.

EXERCISE OF DISCRETION BY PROXIES
All Class A shares of the Corporation (the "Common Shares") represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.
NON-REGISTERED SHAREHOLDERS
Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:
(a)	in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54‑101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:
(a)	typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non‑Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or
(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.
Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.
RECORD DATE
Shareholders registered as at May 31, 2016 (the "Record Date") are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.
VOTING SHARES
The Corporation's authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the "Preferred Shares"), issuable in one or more series.
The Corporations' Common Shares were consolidated on October 15, 2015 (the "Consolidation"), on the basis of one (1) post‑Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, and each fractional Common Share resulting from the consolidation was rounded up (the "Reverse-Split").
As at the Record Date, there were a total of 10,712,038 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote.
The by-laws of the Corporation provide that during any meeting of the Shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.
PRINCIPAL SHAREHOLDERS
Other than as set forth below, as at the Record Date, to the best knowledge of the Corporation, no corporation and no Director or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation's Common Shares.
Name and address of Shareholder	Number of Common Shares held	% of Voting Rights represented by the Common Shares
Neptune Technologies & Bioressources Inc. ("Neptune") (1)	5,064,694	47%

(1)	On the basis of information available on SEDI (www.sedi.ca) as of the Record Date.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
To the best of the Corporation's knowledge, no one who has been a (i) Director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year; (ii) a proposed nominee for election as a Director of the Corporation and (iii) an associate or affiliate of the persons listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon, other the interest of those individuals referred to above who are eligible participants in the Amended Stock Option Plan (as defined below) or the Equity Incentive Plan (as defined below), which are proposed to be amended as described in this Circular.
PARTICULARS OF MATTERS TO BE ACTED UPON
PRESENTATION OF FINANCIAL STATEMENTS
The annual audited financial statements for the financial year of the Corporation ended February 29, 2016 and the report of the auditors thereon (the "Annual Report") will be placed before the Meeting. The Annual Report was mailed to Shareholders who requested a copy and is also available on SEDAR at www.sedar.com and the Corporation's website at www.acastipharma.com.

ELECTION OF DIRECTORS
The Corporation's articles currently provide that the board of directors of the Corporation (the "Board" or the "Board of Directors") may consist of a maximum of ten directors (the "Directors"). The Board has determined to nominate each of the five persons listed below for election as a Director at the Meeting. The Corporation's Board is currently composed of three Directors. The Board recommends that Shareholders vote FOR the election of each of the five nominees as Directors.
The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.
The Directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed and will be eligible for re-election. A director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.
Majority Voting Policy
The Corporation's Board adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. The policy also stipulates that if the votes in favour of the election of a director represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Board. After reviewing the matter, the Board's decision whether to accept or reject the resignation offer will be disclosed to the public within 90 days of the Meeting. The Board has discretion to accept or reject a resignation. The nominee will not participate in any Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.
Nominees for Election as Director
The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the Record Date.

Name, province or state, as the case may be, and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Roderick N. Carter California, United States Chairman of the Board	Principal, Aquila Life Sciences LLC	2015	-
Janelle D'Alvise California, United States	President and CEO of the Corporation	-	-
James S. Hamilton Québec, Canada	President and CEO of Neptune Technologies & Bioressources Inc.	2015	-
Leendert H. Staal Maryland, United States	Independent consultant and owner of Staal Consulting LLC.	-	-
Jean-Marie (John) Canan Florida, United States	Corporate Director	-	-
The information as to the number of Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information, is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.
The following is a brief biography of the nominees:
Roderick N. Carter, M.D. – Chairman of the Board of Directors
Dr. Carter has a strong history of contributions to healthcare through clinical, research, business and people leadership. He has significant experience developing and commercializing nutraceutical and pharmaceutical products and has successfully led clinical research and business development strategies for cardiovascular and inflammation related diseases. Dr. Carter is currently Principal at Aquila Life Sciences LLC, a consulting firm he founded in April 2008 focusing on pharmaceutical development and commercialization. Prior to this he was Vice President of Clinical Development at Reliant Pharmaceuticals, which developed the omega-3 cardiovascular drug Lovaza, and today is a wholly owned subsidiary of GlaxoSmithKline. He also served as Executive Director at Merck and Co., USA, President and Chief Executive Officer of WellGen and Senior Medical Director at Pfizer Inc., USA. Dr. Carter received his Medical Degree from the University of Witwatersrand, Johannesburg, along with a Master of Science degree in Sports Medicine from Trinity College, Dublin.

Jean-Marie (John) Canan, CPA – Proposed Director

John Canan is an accomplished business executive with over 34 years of strategic, business development and financial leadership experience. Mr. Canan recently retired from Merck & Co., Inc. where his last senior position was as Senior Vice-President, Global Controller, and Chief Accounting Officer for the Corporation from November 2009 to March 2014.  He has managed all interactions with the Audit Committee of the Merck Board of Directors, while participating extensively with the main Board and the Compensation & Benefits Committee. Mr. Canan is also a Board member of Willow BioPharma, a Canadian start-up, engaged in the acquisition and development of legacy pharmaceutical assets. He also serves on the Board of Trustees of Angkor Hospital for Children, where he also chairs the Audit & Risk committee. Mr. Canan is a graduate of McGill University, Montreal, Canada, and is a Canadian Chartered Accountant.

Janelle D'Alvise – Proposed Director, President and Chief Executive Officer
Ms. D'Alvise has extensive experience in diagnostics, medical devices, pharmaceuticals and drug discovery research tools. Until recently, Ms. D'Alvise was the President and Chairman of Pediatric Bioscience. Before that, she was the CEO of Gish Biomedical, a cardiopulmonary medical device company. Prior to Gish, Ms. D'Alvise was the CEO of the Sidney Kimmel Cancer Center (SKCC), a drug discovery research institute. From 1995, she was also the Co‑Founder and Executive VP/COO of Metrika Inc., and in 1999 was the Co- Founder/President/CEO/ Chairman of NuGEN, Inc. Ms. D'Alvise built both companies from technology concept through to successful regulatory approvals, product introduction and sustainable revenue growth. Prior to 1995, Ms. D'Alvise was a VP of Drug Development at Syntex/Roche and Business Unit Director of their Pain and Inflammation business, and also VP of Commercial Operations at SYVA, (Syntex's clinical diagnostics division), and began her career with Diagnostic Products Corporation (DPC). Ms. D'Alvise has a B.S. in Biochemistry from Michigan Technological University. She has completed post- graduate work at the University of Michigan, Stanford University, and the Wharton Business Schools. Jan has served on the board of numerous private companies and non-profits, and is an Entrepreneur-in-Residence for the von Liebig Institute for Entrepreneurship at the University of California, San Diego.

James S. Hamilton – Director

Mr. Hamilton is currently President & Chief Executive Officer, and Director of Neptune Technologies & Bioressources Inc., Acasti's parent company. Prior to joining Neptune, from 2006 to 2015, Mr. Hamilton served as Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He was serving on the global management team of DSM Nutritional Products' Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands. Mr. Hamilton's industry knowledge has made him a valuable contributor to several trade associations and he a director and is the past chairman of the board of directors of the Council for Responsible Nutrition, the dietary supplement industry's leading trade association. Mr. Hamilton is a graduate of Concordia University in Montreal, Canada and has attended numerous business education and leadership programs, including at the London Business School and INSEAD.

Leendert H. Staal – Proposed Director
Dr. Staal is a member of the board of directors of Neptune Technologies & Bioressources Inc., Acasti's parent company. He is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and Chief Executive Officer of DSM Nutritional Products from January 2008 to March 2013 and previously as President and Chief Executive Officer of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Mergers & Acquisitions and business strategy. Recently, he has been providing consulting services in connection with Neptune's Sherbrooke plant, where he is part of a team enhancing and optimizing plant output. Dr. Staal has a Ph.D. in Chemistry from the University of Amsterdam.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Corporation, none of the proposed Directors is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any corporation (including the Corporation) that:
(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"), that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

To the knowledge of the Corporation, none of the proposed Directors of the Corporation:
(a)	is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director, with the exception of.

Ms. D'Alvise who was the CEO and a board member of Pediatric Bioscience, Inc. a private company that filed a motion for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code, in the United States Bankruptcy Court, Southern District of California (San Diego), on March 2, 2016. The case is still pending.

To the knowledge of the Corporation, no proposed director has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Voting for election of Directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as Directors of the Corporation; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as Directors of the Corporation.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.
The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Corporation for the ensuing year.
APPOINTMENT OF AUDITORS
At the Meeting, Shareholders will be asked to appoint the firm of KPMG LLP to hold office as the Corporation's auditors until the close of the next annual meeting of Shareholders and to authorize the Board of Directors to fix their remuneration. The auditors will hold office until the next annual meeting of Shareholders or until their successors are appointed. KPMG LLP has been acting as auditors for the Corporation since September 25, 2006.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG LLP AS, AS AUDITORS FOR THE CORPORATION AND TO AUTHORIZE THE BOARD TO DETERMINE THEIR REMUNERATION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their remuneration.

For the financial years ended February 29, 2016 and February 28, 2015, the Corporation was billed the following fees for audit, audit-related, tax and all other services provided to the Corporation by its external auditor, KPMG LLP:

	Financial Year Ended February 29, 2016	Financial Year Ended February 28, 2015
Audit Fees (1) ……………………………………	$36,575	$61,625
Audit-Related Fees (2) ………………………….	$14,675	$10,475
Tax Fees (3) …………………………………….	$26,000	$27,400
All Other Fees (4) ……………………………....	-	-
Total Fees Paid ……………………………….	$77,250	$99,500

1.	"Audit fees" consist of fees for professional services for the audit of our annual financial statements, interim reviews andlimited procedures on interim financial statements, securities filings and consultations on accounting or disclosure issues.
2.	"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and which are not reported under "Audit Fees" above.
3.	"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns.
4.	"Other fees" include all other fees billed for professional services other than those mentioned hereinabove.
APPROVAL OF AMENDED STOCK OPTION PLAN
The Corporation's stock option plan (the "Stock Option Plan"), in its current form, was last approved by Shareholders at a meeting held on July 14, 2015. For a description of the principal terms of the Stock Option Plan, see "Compensation Discussion and Analysis - Stock Option Plan" below. On May 11, 2016, the Board approved the amendments to the Stock Option Plan described below, which are subject to Shareholder approval.

At the Meeting, Shareholders will be asked to consider a resolution to approve amendments to the Stock Option Plan (i) to change the existing Stock Option Plan from a "rolling" plan to a "fixed" plan, (ii) to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at February 29, 2016, representing 2,142,407 Common Shares, which include the 1,066,162 Common Shares reserved for outstanding options under the Stock Option Plan as at the Record Date and an additional reserve of 1,076,245 Common Shares reserved for issuance for additional grants, and (iii)  to authorize the Corporation to grant such number of options under the Stock Option Plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation's issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person (and companies wholly owned by that person) in a twelve month period exceeding 5% of the Corporation's issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted  change certain limits to the number of Common Shares that can be reserved for issuance for specific grants (the "Amended Stock Option Plan").
The Stock Option Plan is currently a "rolling" plan, under which the maximum number of Common Shares reserved for issuance is a percentage of the issued and outstanding Common Shares from time to time, and "evergreen" plan, which provides for the replenishment of the number of Common Shares reserved when options are exercised.
The Corporation, on the recommendation and approval of the Board, is proposing to amend the Stock Option Plan to change the Stock Option Plan from a "rolling" and "evergreen" plan to a "fixed" plan, under which the number of Common Shares available for issuance is fixed and there is no replenishment of the number of Common Shares that may be issued upon the exercise of options granted thereunder.
Under the current terms of the Stock Option Plan and before the implementation of the proposed amendment, as of the Record Date, 671,551 Common Shares were issuable in respect of currently outstanding options (representing approximately 6.3% of the issued and outstanding Common Shares), leaving 399,652 Common Shares available for issuance under the Stock Option Plan. Further, the Stock Option Plan prescribes various limits to the number of Common Shares that can be reserved for issuance for specific grants made under the Stock Option Plan. These limits include: (a) subject to receipt of disinterested shareholder approval, the aggregate number of Common Shares reserved for issuance under options granted to any one eligible person shall not exceed 5% of the issued and outstanding Common Shares in any twelve month period; (b) the aggregate number of Common Shares reserved for issuance under options granted to any one consultant or an individual engaged in Investor Relations Activities (as such term is defined by the policies of the TSXV) shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period with no more than one quarter of such options vesting in any three month period; and (c) subject to receipt of disinterested shareholder approval, the number of Common Shares reserved for issuance under options granted to related persons shall not exceed 10% of the issued and outstanding Common Shares (collectively, the "Existing Limits").
If the amendment to the Stock Option Plan is approved, a maximum number of 2,142,407 Common Shares will be available for issuance under the Amended Stock Option Plan: (i) 671,551 Common Shares reserved for issuance in respect of currently outstanding options granted under the Stock Option Plan (representing approximately 6.3% of the issued and outstanding Common Shares); and (ii) 1,470,856 Common Shares available for issuance in respect of options that may be granted under the Amended Stock Option Plan (representing approximately 13.7% of the issued and outstanding Common Shares). Under the Amended Stock Option Plan, the Existing Limits will be amended and the limits to the number of Common Shares which can be reserved for issuance for grants made under the Amended Stock Option Plan shall be limited to: (a) the aggregate number of Common Shares reserved for issuance under options granted to any one consultant of the Corporation, or any subsidiary of the Corporation, shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period, and (b) the aggregate number of Common Shares reserved for issuance under stock options granted to any one employee of the Corporation or any subsidiary of the Corporation, which is engaged in Investor Relation Activities (as such term is defined in the policies of the TSXV) shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period with no more than one quarter of such options vesting in any three month period. A copy of the proposed Amended Stock Option Plan can be obtained by contacting the Corporation's Corporate Secretary.
The proposed amendments to the Stock Option Plan are necessary for Acasti to be able to continue implementing its compensation plan and provide Acasti with the flexibility to award grants under the Amended Stock Option Plan to achieve appropriate equity incentives.
The Amended Stock Option Plan must be approved by a majority of the votes cast by all Shareholders at the Meeting who are not Insiders to whom stock options may be granted under the Stock Option Plan and their associates (the "Disinterested Shareholders"). As at the Record Date, and based on the information available to the Corporation, holders of 104,897 Common Shares are not entitled to vote on the resolution to approve the Amended Stock Option Plan.

Accordingly, Disinterested Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, the following ordinary resolution (the "Amended Stock Option Plan Resolution"):
RESOLVED THAT:
1.	the amended stock option plan (the "Amended Stock Option Plan") of Acasti Pharma Inc. (the "Corporation"), as described in the management information circular dated June 14, 2016, is hereby approved, ratified and confirmed.;
2.	the board of directors of the Corporation be and is hereby authorized on behalf of the Corporation to make any amendments to the Amended Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the adoption and efficient function of the Amended Stock Option Plan; and
3.	any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Amended Stock Option Plan.
THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE AMENDED STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE AMENDED STOCK OPTION PLAN RESOLUTION.
The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Amended Stock Option Plan Resolution.
RATIFICATION OF STOCK OPTION GRANTS
Shareholders will be asked to approve a resolution (the "Option Grant Resolution") as set forth below to approve, ratify and confirm a previous grant of 525,000 options to purchase Common Shares of the Corporation to Ms. Jan D'Alvise.
In order to appropriately compensate Ms. D'Alvise in connection with her appointment as the President and Chief Executive Officer of Acasti, and in order to align Ms. D'Alvise's interests with the interests of the Shareholders, the Board granted 525,000 options to purchase Common Shares of the Corporation with an exercise price of $1.56 and a term of seven years to Ms. D'Alvise under the Stock Option Plan on May 12, 2016 (the "D'Alvise Options"). As the grant of the D'Alvise Options was made in excess of the Existing Limits, the D'Alvise Options are subject to the approval of the Shareholders, excluding the votes of the recipient of the D'Alvise Options.
The D'Alvise Options must be approved by a simple majority of votes cast by Shareholders, whether in person or by proxy, at the Meeting, excluding the votes of Ms. D'Alvise and her associates. As at the Record Date, and based on the information available to Acasti, Ms. D'Alvise and her associates do not own, or control or direct any Common Shares. The D'Alvise Options are also subject to TSXV approval.
Accordingly, Shareholders, excluding Ms. D'Alvise and her associates, will be asked to consider, and if deemed advisable, to pass, with or without variation, the following ordinary resolution:
BE IT RESOLVED THAT:
1.	The D'Alvise Options, the whole as described in the management information circular dated June 14, 2016, are hereby approved, ratified and confirmed.
2.	Any director or officer of Acasti Pharma Inc. be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the D'Alvise Options.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE OPTION GRANT RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE OPTION GRANT RESOLUTION.
The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Option Grant Resolution.
APPROVAL OF EQUITY INCENTIVE PLAN
The Corporation's equity incentive plan (the "Equity Incentive Plan"), in its current form, was last approved by Shareholders at a meeting held on June 27, 2013. For a description of the principal terms of the Equity Incentive Plan, see "Compensation Discussion and Analysis - Equity Incentive Plan" below.
At the Meeting, Shareholders will be asked to consider a resolution to approve amendments to the Stock Option Plan (i) to set the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan to an aggregate number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed the lower of (x) 267,800 Common Shares, and (y) 20% of the issued and outstanding Common Shares as of February 29, 2016, representing 2,142,407 Common Shares, which number shall include Common Shares issuable pursuant to options issued under the Amended Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time, and (ii) to change certain limits to the number of Common Shares that can be reserved for issuance for specific grants (the "Amended Equity Incentive Plan").
Under the current terms of the Equity Incentive Plan and before the implementation of the proposed amendment, as of the Record Date, no Common Shares were issuable under the Equity Incentive Plan, leaving 76,928 Common Shares available for issuance under the Equity Incentive Plan. Further, the Equity Incentive Plan prescribes various limits to the number of Common Shares that can be reserved for issuance for specific grants made under the Equity Incentive Plan. These limits include: (i) if, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant (as such term is defined in the Equity Incentive Plan) in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period, and (ii) if, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants (as such term is defined in the Equity Incentive Plan) that are insiders, and (B) issued to Participants (as such term is defined in the Equity Incentive Plan) that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti's other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis (collectively, the "Existing Equity Incentive Plan Limits").
If the amendment to the Equity Incentive Plan is approved, (A) if, and for so long as the Common Shares are listed on the TSXV, a maximum number not exceed the lower of (i) 267,800 Common Shares, and (ii) 20% of the issued and outstanding Common Shares as of February 29, 2016, representing 2,142,407 Common Shares, which number shall include Common Shares issuable pursuant to options issued under the Amended Stock Option Plan, will be available for issuance under the Amended Equity Incentive Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, the maximum number of Common Shares that will be available for issuance under the Amended Equity Incentive Plan shall not exceed 2.5% of the issued and outstanding Common Shares from time to time. Further, under the Amended Equity Incentive Plan, the Existing Equity Incentive Plan Limits will be amended and the limits to the number of Common Shares which can be reserved for issuance for grants made under the Amended Equity Incentive Plan shall be limited to: (i) the aggregate number of Common Shares reserved for issuance under options granted to any one consultant of the Corporation, or any subsidiary of the Corporation, shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period, and (ii) the aggregate number of Common Shares reserved for issuance under stock options granted to any one employee of the Corporation or any subsidiary of the Corporation, which is engaged in Investor Relation Activities (as such term is defined in the policies of the TSXV) shall not exceed 2% of the issued and outstanding Common Shares in any twelve month period with no more than one quarter of such options vesting in any three month period. A copy of the proposed Amended Equity Incentive Plan can be obtained by contacting the Corporation's Corporate Secretary.
The proposed amendments to the Equity Incentive Plan are necessary for Acasti to be able to continue implementing its compensation mode and provide Acasti with the flexibility to award grants under the Amended Equity Incentive Plan to achieve appropriate equity incentives.

The Amended Equity Incentive Plan must be approved by a majority of the votes cast by all Disinterested Shareholders. As at the Record Date, and based on the information available to the Corporation, holders of 104,847 Common Shares are not entitled to vote on the resolution to approve the Amended Equity Incentive Plan.
Accordingly, Disinterested Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, the following ordinary resolution (the "Amended Equity Incentive Plan Resolution"):
RESOLVED THAT:
1.	the amended equity incentive plan (the "Amended Equity Incentive Plan") of Acasti Pharma Inc. (the "Corporation"), as set forth in the management information circular dated June 14, 2016, is hereby approved, ratified and confirmed;
2.	the board of directors of the Corporation be and is hereby authorized on behalf of the Corporation to make any amendments to the Amended Equity Incentive Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the Shareholders of the Corporation, in order to ensure the adoption and efficient function of the Amended Equity Incentive Plan; and
3.	any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Amended Equity Incentive Plan.
THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE AMENDED EQUITY INCENTIVE PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE AMENDED EQUITY INCENTIVE PLAN RESOLUTION.
The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Amended Equity Incentive Plan Resolution.
OTHER MATTERS
Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.
COMPENSATION DISCUSSION AND ANALYSIS
"Named Executive Officer" (or "NEO") means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.
During the financial year ended February 29, 2016 ("Fiscal 2016"), the Corporation had three Named Executive Officers of the Corporation, being, Mario Paradis, Chief Financial Officer ("CFO"), Pierre Lemieux, Chief Operating Officer ("COO"), and Laurent Harvey, Vice President, Clinical and Non-Clinical Affairs. André Godin, whose functions with the Corporation were terminated, was also interim President and Chief Executive Officer and Chief Financial Officer of the Corporation until April 29, 2015.
Compensation Governance
Compensation of executive officers and Directors of the Corporation is recommended to the Board of Directors by the Governance and Human Resources Committee (the "GHR Committee"). In its review process, the GHR Committee relies on input from management on the assessment of executives and Corporation performance.

During Fiscal 2016, the GHR Committee was composed of the following members, each of whom is independent: Dr. Reed V. Tuckson, acting as chairperson, Mr. Roderick N. Carter and Mr. Jerald J. Wenker. The GHR Committee establishes management compensation policies and oversees their general implementation. All members of the GHR Committee have direct experience which is relevant to their responsibilities as GHR Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation's sector provides them with the understanding of the Corporation's success factors and risks, which is very important when determining metrics for measuring success.
Risk management is a primary consideration of the GHR Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made unless performance goals are met.
For executives, more than half of target direct compensation (base salary + target STIP (as defined below) + target LTIP (as defined below)) is considered "at risk". This mix results in a strong pay-for-performance relationship and an alignment with Shareholders and is competitive with other firms of comparable size in similar fields. The CEO (or any person acting in that capacity) makes recommendations to the GHR Committee as to the compensation of the Corporation's executive officers, other than himself, for approval by the Board. The GHR Committee makes recommendations to the Board of Directors as to the compensation of the CEO, for approval. The CEO's salary is based on comparable market consideration and the GHR Committee's assessment of his performance, with regard to the Corporation's financial performance and progress in achieving strategic performance.
Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation's values are key to individual compensation decisions.
The GHR Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. During the financial year ended February 28, 2015, the GHR Committee retained the services of Hexarem Inc. ("Hexarem") to review the Corporation's executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America.
All of the services provided by Hexarem were provided to the GHR Committee. The GHR Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers. The total remuneration received by Hexarem during such financial year amounted to an aggregate value of $46,000 (plus taxes) for its advisory services rendered to the Corporation and Neptune.
The following two comparator groups were used to benchmark the NEO positions.

Canadian Pharmaceutical and Biotechnology Industries (n=14)		U.S. Vitamins and Nutritional Supplements Industry (n=11)
ProMetic Life Sciences Inc.	Merus Labs International Inc.	USANA Health Sciences Inc.	MYOS Corporation
Aurinia Pharmaceuticals Inc.	Nymox Pharmaceutical Corporation	Medifast Inc.	RiceBran Technologies
Tekmira Pharmaceuticals Corporation	BioSyent Inc.	Nature's Sunshine Products Inc.	Natural Alternatives International Inc.
QLT Inc.	Helix Biopharma Corp.	Nutraceutical International Corporation	Mannatech, Inc.
Cipher Pharmaceuticals Inc.	Oncolytics Biotech Inc.	MusclePharm Corp.	Cyanotech Corp.
Transition Therapeutics Inc.	Cardiome Pharma Corp.	Lifevantage Corporation
Aquinox Pharmaceuticals Inc.	Immunotec Inc.

Benchmarking Against the Canadian Market
The GHR Committee regularly reviews the competitiveness of its compensation programs and the compensation of certain senior positions against other organizations with whom we compete for talent. The GHR Committee retains the services of an independent advisor to select an appropriate comparator group and perform a compensation market review. Selected positions are normally reviewed every two or three years.
The comparator group proposed by the independent advisor and approved by the GHR Committee normally meets the following selection criteria:
•	publically-traded organizations;
•	in the pharmaceutical or biotechnology industry; and
•	headquartered in Canada.

Compensation review results presented by the Corporation's independent consultant are size-adjusted to the scope of the Corporation. This method mitigates the impact that much larger companies may have on the competitive compensation levels. Exceptionally, certain senior positions may also be benchmarked against a similar group of U.S. based organizations.
Alignment at Target with 50th Percentile
The Corporation anchors its target compensation at the 50th percentile of the reference market with the following components: (i) 80/120 salary structure with midpoints anchored at the 50th percentile, (ii) STIP and LTIP targets fixed at the 50th percentile of the reference market, and (iii) competitive group benefits.
Summary of the Corporation's Compensation Programs
The key components of our compensation programs are highlighted in the table below:
	What are the key features?	Primary objective	What does the compensation element reward?	How is the annual value or target determined?
ANNUAL BASE SALARY	Fixed compensation • Payable in cash • Revised annually and adjusted, as necessary	Provides a market competitive fixed rate of pay	Rewards skills, knowledge, responsibilities and experience	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
SHORT-TERM INCENTIVE PLAN (STIP)	Variable compensation • Payable in cash following the end of each fiscal year	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
LONG-TERM INCENTIVE PLAN (LTIP)
Variable compensation
In forms of stock options, which vest over three years at a rate of 1/3 per year and expire after seven years

• Generally granted annually at the beginning of each financial year

• Equity incentive grants

		Aligns interests of executives and shareholders	Rewards the creation of shareholder value	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
EMPLOYEE BENEFITS AND PERQUISITES	Fixed compensation Group Benefits • Life, medical, dental and disability insurance Perquisites • RRSP Matching Program	Group Benefits • Provides employees and their families with assistance and security Perquisites • Complements executives' total compensation	---	Competitive overall with programs offered in comparable organizations
PENSION	The Corporation does not have any pension plan available for its executives or Directors	---	---	----

The Corporation's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies and ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.
Use of Fixed and Variable Pay Components
Compensation of NEOs is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for Fiscal 2016, the following components were examined:
(i)	base salary;

(ii)	short term incentive plan, consisting of a cash bonus;

(iii)	long term incentive plan, consisting of stock options and equity incentive grants based on performance and/or time vesting conditions; and

(iv)	other elements of compensation, consisting of group benefits and perquisites.

Base Salary
Actual base salary paid to executives is set within a salary structure consistent with the Corporation's pay equity policy with a mid-point aligned with the 50th percentile value of the job within the comparator group. The actual paid salary is set in recognition of the individual's skills, experience and contribution.
Short Term Incentive Plan ("STIP")
STIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive's base salary. Mr. Pierre Lemieux, COO of Acasti, is eligible for up to a 25% bonus of his annual base salary, and Mr. Laurent Harvey, Vice President, Clinical and Non-Clinical Affairs is eligible for up to a 20% bonus. Mr. Mario Paradis, CFO, did not receive any compensation from the Corporation in his capacity as CFO other than the compensation he receives from Neptune, Acasti's parent company, in his capacity of CFO of Neptune. Please refer to the proxy circular of Neptune dated June 14, 2016, for more information on his compensation as CFO of Neptune, a copy of which is available on SEDAR at www.sedar.com.
The STIP is revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results.
These performance goals will take into account (1) the achievement of R&D milestones within timelines and budget and (2) individual objectives determined annually by the Board according to short-term priorities. The detail of these goals is not disclosed herein as the disclosure of the specific goals could be detrimental to the Corporation and its shareholders by providing competitors with proprietary and extremely sensitive information.

Long Term Incentive Plan ("LITP")
LTIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive base salary. LTIP targets are revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The grant of stock options by the Corporation to executives and management aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation's executives as well as aligning the interests of the Corporation's executives with that of its Shareholders.
The GHR Committee is responsible for overseeing and managing the Corporation's stock option plan (the "Stock Option Plan"). Grants of stock options to executives and management are approved by the Board of Directors. Generally, new stock option grants do not take into account previous grants of stock options when considering new awards.  The terms of the Stock Option Plan are described below under the heading "Stock Option Plan
The GHR Committee may also determine, in its sole discretion and taking into consideration a wide variety of qualitative and quantitative factors, ad hoc numbers of stock options to be granted to participants in order to address extraordinary situation affecting the Corporation's overall activities.
The CEO is also provided with a pool of Stock Options for ad hoc grants to a limited number of other contributors. The CEO has the discretion, with the concomitant support of the GHR Committee to allocate none or all the pool at his/her discretion to:
•	reward top performers;
•	new hires;
•	retain high-potential contributors; and
•	address special needs.

Each ad hoc grant must be ratified and approved by the Board of Directors in order to give full effect to the issuance of such securities under the Stock Option Plan.
An Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved initially by the Shareholders at the 2013 Shareholders' meeting held on June 27, 2013. See section "Compensation Discussion & Analysis – Equity Incentive Plan" below.
The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.
Stock Option Plan
The following is a summary of important provisions of the Stock Option Plan. It is not a comprehensive discussion of all of the terms and conditions of the Stock Option Plan. Readers are advised to review the full text of the Stock Option Plan to fully understand all terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan can be obtained by contacting Acasti's Corporate Secretary.
The Corporation's Stock Option Plan was adopted by the Board of Directors on October 8, 2008 and was amended from time to time, including most recently on May 11, 2016.
The grant of options is part of the long-term incentive component of executive and Director compensation and an essential part of compensation. Qualified Directors, employees and consultants of the Corporation and its subsidiaries may participate in the Stock Option Plan, which is designed to encourage optionnees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards and the determination of any exercise price are made by the Board of Directors, after recommendation by the GHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in Shareholder value. Any award grants a participant the right to purchase a certain number of Common Shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined below) of our Common Shares on the grant date. The "Market Price" of Common Shares as of a particular date shall generally mean the closing price per Common Share on the TSXV or any other exchange on which the Common Shares are listed from time to time, for the last preceding date on which there was a sale of such Common Shares on such exchange (subject to certain exceptions set forth in the Stock Option Plan in the event that the Company is no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

On May 11, 2016, the Board of Directors approved an amendment to the Stock Option Plan pursuant to which all of an option holder's options will immediately vest on the date of a Change of Control event (as such term is defined in the Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and the Corporation. On the same date the Board of Directors also approved amendment to extend to 12 months the period during which an option holder can exercise its vested options, in the case of death, disability or retirement. Shareholder approval was not required for the May 11, 2016 amendments as the Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Stock Option Plan upon approval of the Board, without Shareholder approval.
Options for Common Shares of the Corporation representing, from time to time, up to 10% of the outstanding issued Common Shares of the Corporation then outstanding may be granted by the Board pursuant to the Stock Option Plan. As at the Record Date, there were 1,071,203 Common Shares reserved for issuance pursuant to the Stock Options Plan, representing 10% of the Common Shares of the Corporation issued and outstanding at that date. As of the Record Date, there are 1,196,551 options outstanding under the Corporation's Stock Option Plan.
Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12-month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.
Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at a price equal to the closing price of the Common Shares on the TSXV on the day prior to the grant of such options. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.
Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested Shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.
Pursuant to the rules of the TSXV, the Stock Option Plan must be approved each year by the Shareholders of the Corporation at its annual meeting.
The Corporation, on the recommendation and approval of the Board, is proposing certain amendments to the Stock Option Plan, including changing the Stock Option Plan from a "rolling" and "evergreen" plan to a "fixed" plan, in which there is no replenishment of the number of Common Shares that may be issued upon the exercise of options granted under the Stock Option Plan. See "Particulars Of Matters To Be Acted Upon – Amendment to Stock Option Plan".
Equity Incentive Plan
The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting Acasti's Corporate Secretary.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was initially approved by the Shareholders at its 2013 Shareholders' meeting held on June 27, 2013.
Eligible Persons may participate in the Equity Incentive Plan. "Eligible Persons" under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant ("Participant") is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Persons Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Share-Based Awards.
Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.
If, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.
If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti's other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.
The Board has the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the Board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.
The Equity Incentive Plan is administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan and the recommendations made by the GHR Committee.
The Corporation, on the recommendation and approval of the Board, is proposing to amend the Equity Incentive Plan, including changing certain limits to the number of Common Shares that can be reserved for issuance for specific grants. See "Particulars Of Matters To Be Acted Upon – Amendment to Equity Incentive Plan".
Other Forms of Compensation
RRSP Matching Program

Effective June 1, 2016, the Corporation sponsors a voluntary RRSP matching program (the "RRSP Matching Program") which is open to all eligible employees, including NEOs. The RRSP Matching Program matches employees' contributions up to a maximum of $1,000 per fiscal year for eligible employees who participate in the program.

Other than matching contributions under the RRSP Matching Program (which amounts are disclosed in the column entitled "All Other Compensation" in the summary compensation table below), the Corporation does not provide pension or retirement benefits to its executive or Directors.
Other Benefits and Perquisites

The Corporation's executive employee benefit program also includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its employees, executives or Directors.
Performance Graph
The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the TSXV, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

(1)	The Corporation's shares were listed on the TSXV for the first time on March 31, 2011 (TSXV: APO).
(2)	On February 29, 2016, the closing price of the Common Shares of the Corporation on the TSXV was $2.02 per share.

	Feb. 28, 2011	Feb. 29, 2012	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2015	Feb. 29, 2016
NEOs Total Annual Compensation	$682,045	$1,666,241	$1,811,591	$3,087,762	$522,291	$655,297
Annual Change (in %)		144.30%	8.72%	70.44%	-83.09%	25.,47%
Acasti TSR	$100,00	$314.06	$367.19	$220.31	$106.25	$31.56
Annual Change (in %)		214.06%	16.92%	-40.00%	-51.77%	-70.30%

Total annual compensation of the five NEOs who were in office at the end of each fiscal year decreased by approximately 4% between March 31, 2011 and February 29, 2016. Over the same period, the TSR of a $100 investment in the Common Shares, decreased by approximately 70%. The GHR Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative Shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative Shareholder return over a given period and executive compensation levels is not anticipated.

COMPENSATION OF NAMED EXECUTIVE OFFICERS
Compensation paid by the Corporation to Named Executive Officers
The following compensation table sets forth the compensation information for the NEOs for services rendered during the financial year ended February 29, 2016. Mr. Mario Paradis, CFO, who was appointed Vice President and CFO of the Corporation on August 5, 2015 and began his function on August 24, 2015, did not receive any compensation from the Corporation in his capacity as V-P and CFO other than the compensation he receives from Neptune, Acasti's parent company, in his capacity of V-P and CFO of Neptune. Please refer to the proxy circular of Neptune dated June 14, 2016, for more information on his compensation as CFO of Neptune, a copy of which is available on SEDAR at www.sedar.com and on Neptune's website a www.neptunekrilloil.com.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards (1)(2) ($)	Option- based/Warrant- based awards (1) (2) ($)	Annual incentive plans ($)	All other compensation ($) (3)(4)	Total compensation ($)
Pierre Lemieux COO	2016 2015 2014	239,565 186,115 170,308	- - 207,000	33,320 22,163 102,505	42,000 12,000 -	- 16,000 -	314,885 236,278 479,813
Laurent Harvey Vice President, Clinical and Non-Clinical Affairs	2016	159,808	-	17,153	16,000	-	192,961
	2015	107,977	-	7,388	8,000	-	123,365
	2014	33,600	-	13,734	-	-	47,334
André Godin (5) Former Interim President, CEO and CFO	2016 2015 2014	14,798 63,538 23,442	- - 54,790	- 14,775 12,255	- 20,000 -	132,653 19,419 -	147,451 117,732 90,487
(1)	The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.

(2)
For the period ended on February 29, 2016, the fair market value of the June 1, 2015 option-based awards of the Corporation is based on a fair value of $1.97 per option granted to the NEOs of the Corporation. No additional grants were awarded to the NEOs during the 2015-2016 financial year.
For the period ended on February 28, 2015, the fair market value of the October 20, 2014 option-based award granted to Mr. André Godin and Mr. Pierre Lemieux is based on a fair value of $3.00 per option.

For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $28.90 per restricted share unit ("RSU") granted to Mr. Pierre Lemieux and Mr. André Godin.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $11.40 per Acasti call-option granted to Mr. Pierre Lemieux, and $1.22 per Acasti call‑option granted to Mr. André Godin.

For the period ended on February 28, 2014, the fair market value of the October 1, 2013 option-based awards granted to Mr. Laurent Harvey is based on a fair value of $9.16 per option.

(3)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary during the financial year ended February 29, 2016.

(4)	These amounts include severance payments, vacation time accumulated and paid during the financial year ended February 29, 2016.

(5)	Mr. André Godin became Interim President and CEO of the Corporation on May 23, 2014 and CFO of the Corporation on June 16, 2014. Mr. Godin's functions with the Corporation were terminated on April 29, 2015.

Outstanding Share-Based and Option-Based Awards
The following tables provide information on the number and value of the outstanding option-based awards held by NEO at the end of the financial year ended February 29, 2016. There are no share-based awards outstanding as of February 29, 2016.
Option-Based Awards
Name / Grant Date	Number of securities underlying unexercised options (#) (1)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options (2) ($)
Pierre Lemieux
June 1, 2015	16,900	4.50	June 1, 2022	-
October 20, 2014	7,500	6.50	October 19, 2019	-
April 11, 2012	15,000	21.00	April 11, 2017	-
June 16, 2011	20,000	14.00	June 16, 2016	-
Laurent Harvey
June 1, 2015	8,700	4.50	June 1, 2022	-
October 20, 2014	2,500	6.50	October 19, 2019	-
André Godin (3)
October 20, 2014	5,000	6.50	April 29, 2017	-
April 11, 2012	10,000	21.00	April 11, 2017	-
June 16, 2011	15,000	14.00	June 16, 2016	-
October 8, 2008	10,000	2.50	April 29, 2017	-

(1)	Acasti option-based awards were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $2.02 for the Common Shares on the TSXV, as at closing on February 29, 2016.

(3)	Mr. André Godin became Interim President and CEO of the Corporation on May 23, 2014 and CFO of the Corporation on June 16, 2014. Mr. Godin's functions with the Corporation were terminated on April 29, 2015.

Share-based and Option-based Awards of the Corporation – Value vested during the financial year ended on February 29, 2016
The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs of the Corporation that vested during the financial year ended on February 29, 2016:
Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)
Pierre Lemieux	4,500	-
André Godin	4,500	-
None of the stock options held by NEOs of the Corporation that vested during the financial year ended on February 29, 2016 were in-the-money at their respective vesting date.

DIRECTORS' COMPENSATION
COMPENSATION OF DIRECTORS

For the Fiscal 2016, Mr. James S. Hamilton (Neptune's President and CEO) did not receive any compensation from the Corporation in his capacity as Director and was not considered by the Board as being "independent" within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110").
The Directors' compensation consists of a combination of (i) an annual fixed compensation in the amount of $30,000, (ii) fees per meeting in the amount of $2,500 per meeting attended in person and $750 per meeting attended by teleconference, and (iii) fees per committee meeting in the amount of $1,500 per meeting attended in person and $750 per meeting attended by teleconference. In addition, the chairman of the Board and each chairperson of the Audit and the Governance and Human Resources Committees receive an additional compensation of $50,000 and $3,000, respectively, for their additional work.
Compensation Paid to Directors
The total compensation paid to the non-executive Directors by the Corporation and its subsidiaries during the financial year ended on February 29, 2016 is set out in the following table:

Name	Financial Year Ended February 29	Fees earned ($)	Option-based awards (1)(2) ($)	All other compensation (3) ($)	Total ($)
Jerald J. Wenker (4)	2016	62,167	23,111	-	85,278
Roderick N. Carter	2016	28,500	23,111	-	51,611
James S. Hamilton	2016	-	-	-	-
Adrian T. Montgomery (4)	2016	28,750	23,111	-	51,861
Reed V. Tuckson (4)	2016	25,750	23,111	-	48,861
Harlan W. Waksal (4)	2016	21,500	23,111	-	44,611
(1)	The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation's control.
(2)	For the period ended on February 29, 2016, (i) the fair market value of the August 19, 2015 option-based awards of the Corporation is based on a fair value of $2.31 per option granted to Mr. Wenker, Dr. Carter, Mr. Montgomery, Dr. Tuckson and Dr. Waksal. No additional grants were awarded to the Directors during the financial year ended February 29, 2016.
(3)	The value of the perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during financial year ended February 29, 2016. The Directors do not receive pension benefits or other non-equity based annual compensation.
(4)	On February 29, 2016, Messrs. Wenker, Montgomery, Tuckson and Waksal resigned as Directors of the Corporation.

Outstanding Share-Based and Option-Based Awards for Directors
The following table provides information on the number and value of the outstanding share-based and option-based awards held by non-executive Directors of the Corporation at the end of the financial year ended February 29, 2016. There were no share-based awards outstanding as of February 29, 2016.

Option-Based Awards
Name / Grant Date	Number of securities underlying unexercised options (1)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options ($)(2)
Jerald J. Wenker (5)
June 26, 2014	2,813	12.00	February 28, 2017	-
December 19, 2013	3,750	21.00	December 19, 2016	-
Roderick N. Carter
August 19, 2015	10,000	4.80	August 19, 2022	-
Adrian T. Montgomery (4)
June 26, 2014	5,625	12.00	February 28, 2017	-
Reed V. Tuckson (4)
December 19, 2013	7,500	21.00	December 19, 2016	-
Harlan W. Waksal (4)
April 11, 2012	20,000(3)	21.00	February 28, 2017	-
June 16, 2011	20,000(3)	14.00	June 16, 2016	-

(1)	Acasti option-based awards were consolidated following the consolidation of Acasti's issued and outstanding Common Shares in a proportion of ten (10) pre-consolidation shares for (1) post-consolidation shares dated October 15, 2015. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $2.02 for the Common Shares on the TSXV, as at closing on February 29, 2016.
(3)	Awards received for his role as former Vice-President, Business and Scientific Affairs.

(4)	On February 29, 2016, Mr. Wenker, Mr. Montgomery, Dr. Tuckson and Dr. Waksal resigned as directors of the Corporation.
Share-based and Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016
The following table sets out the value of share-based and option-awards of the Corporation held by non-executive Directors of the Corporation that vested during the financial year ended on February 29, 2016:
Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)	Option-based Awards of the Corporation – value vested during the financial year ended on February 29, 2016 ($)
Harlan W. Waksal	13,500	-

None of the stock options of the Corporation held by non-executive Directors that vested during the financial year ended on February 29, 2016 were in-the-money at their respective vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out, as at February 29, 2016 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line "Share‑based compensation plan" refers to the Corporation's Stock Option Plan and Equity Incentive Plan.
Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares of Acasti)
Equity compensation plans approved by security holders	Stock Option Plan (1)	671,551	$13.52	399,652
	Equity Incentive Plan (2)	-	n/a	76,928
Equity compensation plans not approved by security holders (3)	Stock Option Plan (3)	525,000 (3)	$1.56	546,204
	Equity Incentive Plan (5)	n/a	n/a	190,872 (5)
Total	1,196,551		n/a	1,213,656 (4)(5)

(1)	A summary of the important provisions of the Stock Option Plan is available under "Compensation Discussion Analysis – Stock Option Plan".
(2)	A summary of the important provisions of the Equity Incentive Plan is available under "Compensation Discussion Analysis – Equity Incentive Plan".
(3)	At the Meeting, Shareholders will be asked to consider a resolution to approve amendments to the Stock Option Plan (i) to change the existing stock option plan from a "rolling" plan to a "fixed" plan, (ii) to approve an aggregate fixed number of Common Shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding Common Shares as at February 29, 2016, representing 2,142,407 Common Shares, which include the 1,071,203 Common Shares reserved for outstanding options under the Stock Option Plan as at February 28, 2016 and an additional reserve of 1,071,204 Common Shares reserved for issuance for additional grants, and (iii) to change certain limits to the number of Common Shares that can be reserved for issuance for specific grants, including the grant of 525,000 stock option to the newly appointed Chief Executive Officer.
(4)	Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 182,928 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Stock Option Plan.

(5)	At the Acasti Meeting, shareholders of Acasti will be asked to consider a resolution to approve amendments to the Equity Incentive Plan, including to change the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan to be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 267,800 Common Shares, and (ii) 20% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Stock Option Plan.

PENSION BENEFIT PLANS
The Corporation has no pension benefit plans.
TERMINATION AND CHANGE OF CONTROL BENEFITS
Pierre Lemieux, Chief Operating Officer

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Pierre Lemieux, the Corporation may terminate the executive's employment at any time without cause by providing him with a six-week notice of termination and payment of base salary payable in six equal monthly installments, representing one month plus $125,000.

The employee may also, within sixty (60) days of the occurrence of a "fundamental change" as defined in the employment agreement (which includes a reduction of salary or of the responsibilities or functions of the employee), voluntarily terminate his employment by giving the Corporation thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the employment agreement by the Corporation for any reason other than just cause, as described above.

Mario Paradis, Chief Financial Officer of Acasti

In accordance with the terms and provisions of the employment agreement entered into between Neptune, Acasti's parent company, and Mr. Paradis, Neptune may terminate the executive's employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to twelve (12) months.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to Neptune, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
For the purposes of this Circular, "Informed Person" means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation's knowledge, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
No person who is, or who was within the thirty days prior to the date of this Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of the Record Date, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the Directors or executive officers of the Corporation or its subsidiaries. During Fiscal 2016, the Corporation entered into a shared services agreement with its parent company, Neptune, for the services of certain shared employees and officers, including the Corporation's Vice President and Chief Financial Officer. In consideration for the services, the Corporation pays Neptune an aggregate amount of $300,000 (plus applicable taxes) annually, in addition to its share of the bonuses payable to certain related employees, if any, (the "Consideration"). Such Consideration may have to be adjusted should Neptune has to render additional services.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.
DIRECTOR AND OFFICER LIABILITY INSURANCE
The Corporation has liability insurance coverage combined with its parent corporation, Neptune. Neptune has subscribed to liability insurance for its Directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec). The total insurance coverage is of $20,000,000 per insurable period. All claims are subject to up to $200,000 deductible per event for the Directors and officers as a whole. The total premium shared with Neptune for the current year of coverage is of approximately $140,000.
AUDIT COMMITTEE INFORMATION
The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation's procedures for internal control with the Corporation's auditor and management performing financial functions; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation's annual information form and management's discussion and analysis; (iv) assessing the Corporation's financial and accounting personnel; (v) assessing the Corporation's accounting policies; (vi) reviewing the Corporation's risk management procedures; and (vii) reviewing any significant transactions outside the Corporation's ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Acasti's management performing financial functions and the external auditor of Acasti to discuss and review such issues as the Audit Committee may deem appropriate.

Until February 29, 2016, the Audit Committee was comprised of Adrian T. Montgomery, acting as chairperson, Roderick N. Carter and Jerald J. Wenker. Following the resignation of Jerald D. Wenker and Adrian Montgomery from the Board, the Audit Committee no longer had three independent members as required by NI 52‑110. As of March 1, 2016, the Audit Committee is comprised of Mr. Pierre Fitzgibbon, acting as chairperson, and Roderick N. Carter. Each of these individuals is "financially literate" and "independent" within the meaning of NI 52-110. In order to regain compliance with NI 52‑110, it is proposed that, following the Meeting, Mr. Leendert H. Staal, Roderick N. Carter and Jean-Marie (John) Canan, acting as chairperson, be appointed to the Audit Committee.  Each of these individual is "financially literate" and "independent" within the meaning of NI 52‑110. For more information on the expertise and experience of each member, please refer to the "Report on the Audit Committee" section of the Corporation's annual information form and the "Election of Directors – Nominees for Election as Director" section of this Circular.
CORPORATE GOVERNANCE
BOARD OF DIRECTORS
Director Independence
The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently. A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its Affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.
Independent Directors
The Board of Directors considers that Mr. Fitzgibbon and Dr. Carter are "independent" within the meaning of NI 52-110.

After the resignation of certain Directors on February 29, 2016, Mr. Fitzgibbon, Chairman of the board of directors of Neptune, joined temporarily as member of the Board of Directors and Chair of the Audit and GHR Committees of the Corporation to insure a proper transition between the departing Directors and the election of the new nominees at the Meeting. Mr. Fitzgibbon does not intend to solicit a renewal of his mandate as Director of Acasti at the Meeting.

Directors who are not independent
The Board of Directors considers that Mr. James S. Hamilton is not "independent" within the meaning of NI 52-11 given that he is President and CEO of Neptune as well as a member of the board of directors of Neptune.
Majority of Directors will be independent
As of the date of this Circular, the Board of Directors considers that currently two out of three members of the Board of Directors are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Upon the election of the proposed Directors, three out of five members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.
Independent Directors hold regularly scheduled closed meetings
During the last completed financial year ended February 29, 2016, the independent Directors held at least five (5) scheduled meetings at which non-independent. Directors and members of management were not in attendance.
Attendance record of Directors for Board meetings
During the financial year ended February 29, 2016, the Board of Directors held five meetings. Attendance of Directors at the meetings is indicated in the table below:
Board Members	Meeting Attendance in Person	Telephone Meeting Attendance	Total Attendance
Jerald J. Wenker	4/5	1/5	5/5
Roderick N. Carter (1)	2/3	1/3	3/3
James S. Hamilton (1)(2)	2/3	0/3	2/3
Adrian T. Montgomery	1/5	4/5	5/5
Reed V. Tuckson	0/5	5/5	5/5
Harlan W. Waksal	0/5	3/5	3/5
(1)	Messrs. Carter and Hamilton joined the Board of Director at the last annual general meeting on July 14, 2015.
(2)	Due to his functions as President and CEO of Neptune, Mr. Hamilton did not attend the December 16, 2015 Board of Directors' meeting where related party transactions involving Neptune where discussed amongst Acasti independent Directors.
Chairman of the Board
Mr. Jerald J. Wenker, an independent director, acted as Chairman of the Board until February 29, 2016. His duties and responsibilities consisted in the oversight of the quality and integrity of the Board of Directors' practices. Starting March 1, 2016, Dr. Roderick N. Carter acted as Executive Chairman of the Board until the appointment of the new President and CEO, effective June 1, 2016. As of the date of this Circular, Dr. Carter acts as Chairman of the Board His duties and responsibilities consists in the oversight of the quality and integrity of the Board of Directors' practices.
BOARD MANDATE
How the Board delineates its role and responsibilities
There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.
POSITION DESCRIPTIONS
How the Board delineates the role and responsibilities of the chair and the chair of each Board committee
No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO
The Board of Directors has not developed a written position description for the CEO. The CEO's objectives are discussed and decided during a Board of Directors meeting following the CEO's presentation of the Corporation's annual plan. These objectives include a general mandate to maximize Shareholder value. The Board of Directors approves the CEO's objectives for the Corporation on an annual basis.
ORIENTATION AND CONTINUING EDUCATION
Measures the Board takes to orient new Directors
The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.
Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors
The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.
ETHICAL BUSINESS CONDUCT
Code of Business Conduct and Ethics
The Board of Directors adopted a Code of Business Conduct and Ethics (the "Code of Conduct") for its Directors, officers and employees on May 31, 2007, as amended from time to time, which can be found on SEDAR at www.sedar.com and on the Corporation's web site on www.acastipharma.com. A copy of the Code of Conduct can also be obtained by contacting the Corporate Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a breach to the Code of Conduct.

The Board of Directors also adopted the following policies: (i) disclosure policy, (ii) insider trading policy, (iii) majority voting policy, (iv) management compensation policy, and (vi) whistleblower policy.
Steps the Board takes to ensure Directors exercise independent judgement
Since the adoption of the Code of Conduct and the following policies, the Board of Directors actively monitors compliance with the Code Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a Director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The Director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested Director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.
NOMINATION OF DIRECTORS
The Board of Directors receives recommendations from the GHR Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition and size of the Board of Directors, and the selection of candidates nominated for election to the Board of Directors. The GHR Committee shall initially evaluate candidates for nomination for election as Directors, having regard to the background, employment and qualifications of possible candidates.

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties to the Board of Directors and its committees, the will of the candidates to serve on the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a Director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new Directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of incumbent Directors whose terms of office are set to expire, the Corporation will review such Directors' overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such Directors with the Corporation during their term of office.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other Directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider Director candidates recommended by Shareholders and will evaluate such Director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for Director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of Director candidates by Shareholders received by the Corporate Secretary of the Corporation not later than 120 days before the anniversary of the previous year's annual meeting of Shareholders. Recommendations must include the candidate's name, contact information and a statement of the candidate's background and qualifications, and must be mailed to the Corporation.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee and has not adopted any formal written Director term limit policy.
COMPENSATION
The GHR Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation's upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the Directors. The GHR Committee may mandate an external firm in order to assist it during the execution of its mandate. The GHR Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation's officers, see "Report on Executive Compensation" above.

The GHR Committee is only composed of independent members within the meaning of NI 52-110, namely Messrs. Pierre Fitzgibbon and Roderick N. Carter.
OTHER BOARD COMMITTEES
Other than the Audit Committee, the Corporation also has a GHR Committee. The mandate of the GHR Committee consists of the evaluation of the proposed nominations of senior executives and Director candidates to the Corporation's Board of Directors, recommending for Board approval, if appropriate, revisions of our corporate governance practices and procedures, developing new charters for any new committees established by the Board of Directors, monitoring relationships and communication between management and the Board of Directors, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors and its committees. The GHR Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSXV regarding corporate governance.
ASSESSMENTS
The Board of Directors, its committees and each Director of the Corporation are subject to periodic evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

DIRECTOR TERM LIMITS

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of Directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified Directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.
POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AMONGST EXECUTIVE OFFICERS
The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for Board renewal, in connection with, among other things, the identification and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making Board or executive officer appointments, Acasti considers all candidates based on their merit and qualifications relevant to the specific role. While Acasti recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation's Board of Directors and executive management team. Acasti has recently appointed Ms. Janelle D'Alvise as President and CEO of the Corporation, and as a proposed Director for election at the Meeting.
ADDITIONAL INFORMATION
Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly management discussion and analysis, annual information form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation's Annual Report and Circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.
AUTHORIZATION
The Board has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as at June 14, 2016

BY ORDER OF THE BOARD OF DIRECTORS OF THE CORPORATION

/s/ Jean-Daniel Bélanger
_____________________________________
Jean-Daniel Bélanger
Corporate Secretary